                                 GRAUBARD MILLER
                              THE CHRYSLER BUILDING
                              405 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10174

FACSIMILE:                                                       DIRECT DIAL:
(212) 818-8881                                                   (212) 818-8638

                                       September 21, 2005

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

           Re: Paramount Acquisition Corp.
               Registration Statement on Form S-1
               File No. 333-127149
               Amendment Filed: September 8, 2005 (the "Registration Statement")
               -----------------------------------------------------------------

Dear Mr. Reynolds:

         On behalf of Paramount Acquisition Corp. (the "Company"), we respond as follows to the Staff's comment letter, dated September 16, 2005, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 1 to the
Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to Jay Ingram. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the
Company's response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 2 the specific locations in such amendment in which our responses to the Staff's comments are reflected.

GENERAL
-------

1.        WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 2 WHERE YOU INDICATE THAT
          THE COMPANY AND THE UNDERWRITERS AGREED TO VALUE THE OFFERING AT
          $51,000,000 BASED ON THE "RECENT TRANSACTION EXPERIENCE OF THE
          PRINCIPALS OF THE COMPANY, RECOGNITION OF HISTORICAL SALES PRICES OF
          PRIVATE COMPANIES IN THE HEALTHCARE INDUSTRY, AS WELL AS THE
          UNDERWRITERS' EVALUATION OF THEIR ABILITY TO SOLICIT INVESTORS FOR AN
          OFFERING OF THIS SIZE GIVEN CURRENT

Mr. John Reynolds
September 21, 2005

         OVERALL MARKET CONDITIONS." ADVISE US ABOUT THE RECENT TRANSACTIONAL
         EXPERIENCE OF THE PRINCIPALS THAT CONTRIBUTED TO THE VALUATION
         DETERMINATION AND DISCLOSE THE BASIS FOR THE COMPANY'S ASSESSMENTS
         REGARDING THE HISTORICAL SALES PRICES OF PRIVATE COMPANIES IN THE
         HEALTHCARE INDUSTRY. WE AGAIN ADVISE YOU THAT WE ARE NOT MERELY
         LOOKING FOR A REPRESENTATION THAT THE COMPANY "HAS NOT IDENTIFIED OR
         BEEN PROVIDED WITH THE IDENTITY OF, OR HAD ANY DIRECT OR INDIRECT
         CONTACT WITH POTENTIAL ACQUISITION CANDIDATES," AS YOUR INFORM US IN
         YOUR SUPPLEMENTAL RESPONSE, BUT ARE SEEKING INFORMATION ABOUT THE
         TYPE, NATURE AND RESULTS TO DATE OF ANY AND ALL DILIGENCE, RESEARCH,
         EVALUATIONS, DISCUSSIONS (FORMAL OR INFORMAL), NEGOTIATIONS AND/OR
         OTHER SIMILAR ACTIVITIES UNDERTAKEN, WHETHER DIRECTLY BY THE COMPANY,
         AN AFFILIATE THEREOF, OR AN UNRELATED THIRD PARTY, WITH RESPECT TO A
         BUSINESS COMBINATION TRANSACTION INVOLVING THE COMPANY. THIS INCLUDES
         THE TIME PERIOD BEFORE THE COMPANY'S CORPORATE EXISTENCE WAS
         ESTABLISHED ON JUNE 1, 2005 AND ENCOMPASSES ANY AND ALL EVALUATIONS,
         RESEARCH, COMPILATION OF INFORMATION, AND/OR DISCUSSIONS THAT MAY HAVE
         TAKEN PLACE PRIOR TO THE INVOLVEMENT OF THE PRINCIPALS WITH THE FORMAL
         ENTITY O(POUND) PARAMOUNT ACQUISITION CORP. GIVEN MANAGEMENT'S
         EXTENSIVE AND HIGH-LEVEL EXPERIENCE IN THE HEALTHCARE INDUSTRY, THE
         PRECISE NATURE OF THEIR KNOWLEDGE ABOUT THEIR ABILITY TO EFFECT A
         COMBINATION WITH A COMPANY WHOSE FAIR MARKET VALUE IS EQUAL TO AT
         LEAST 80% OF THE COMPANY'S NET ASSETS MAY BE MATERIAL INFORMATION FOR
         WHICH APPROPRIATE DISCLOSURE IS REQUIRED. WE MAY HAVE FURTHER COMMENT.

         Supplementally, this is to advise the Staff that the Company's management has been involved over the years in the development and funding of more than 40 biomedical companies in which members of the Company's management team have had active involvement in management as well as many more biomedical companies in which members of the Company's management (or entities they controlled) have made passive investments. They have also been involved in various initial public offerings and secondary public offerings for companies that raised tens of millions of dollars, including Keryx BioPharmaceuticals,
Discovery Laboaratories, Inc., Intercardia, Inc., Interneuron Pharmaceuticals,
Inc. and Cell Therapeutics. The Company's management also has been involved in merger and acquisition transactions in the healthcare industry with transactional values, based on market valuations within the year following the consummation of the transactions, ranging from $50 million to $350 million.

         In addition, the valuation of the offering is based on management's review and assessment of historical sales and funding prices for private companies in various sub-sectors of the health care universe for which data is available, including medical technology, biotechnology and health care services.
To this end, management has sought to identify the enterprise value established for private health care companies that filed to do initial public offerings.
Based on all of these considerations, as well as the transactional experience of the Company's management and the underwriter's assessment of the capital markets, the Company and the underwriters agreed to set this offering at
$51,000,000.

         As a result of management's extensive business relationships and its active involvement in the healthcare, asset management and merchant banking businesses, it has been, and likely

Mr. John Reynolds
September 21, 2005

will continue in the future to be, presented with proposals and offers of many varieties with respect to prospective transactions. That said, the Company has not been presented with formal or informal proposals with respect to prospective transactions for the Company, nor has it undertaken any steps to identify or locate any suitable prospective transactions for the Company. It has not performed any due diligence, research, evaluation or other similar activities with respect to a potential business combination for the Company. Moreover, the
Company will not entertain any proposals with respect to a prospective transaction for the Company, nor will it perform any due diligence, research, evaluation or other similar activities with respect to a potential business combination for the Company until after it consummates its initial public offering.

2.       WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 3 AND WE REISSUE THE
         COMMENT. ADD DISCLOSURE ADDRESSING THE FACT THAT THERE APPEARS TO BE A
         DISINCENTIVE FOR PUBLIC STOCKHOLDERS TO EXERCISE THEIR CONVERSION
         RIGHTS DUE TO THE FACT THAT THE AMOUNT AVAILABLE TO SUCH STOCKHOLDERS
         (APPROXIMATELY $5.30 PER SHARE) IS VIRTUALLY CERTAIN TO BE LESS THAN
         THE PURCHASE PRICE PAID FOR THE UNIT IN THE OFFERING ($6.00).

         We have revised the disclosure as requested in the "Prospectus Summary"
and elsewhere as appropriate.

3.       PLEASE ADDRESS THE APPLICABILITY OR INAPPLICABILITY OF REGULATION M IN
         THE CONTEXT OF THE WARRANT REPURCHASE AGREEMENTS CONTAINED WITHIN YOUR
         REGISTRATION STATEMENT. YOUR RESPONSE WILL BE FORWARDED TO THE
         DIVISION OF MARKET REGULATION FOR ITS REVIEW.

         As set forth in the section entitled "Principal Stockholders" on pages
43 and 44 of the prospectus, the Company's directors have agreed with
EarlyBirdCapital, Inc. that, after the offering is completed and within the first three month period after separate trading of the warrants has commenced, they or certain of their affiliates or designees will collectively purchase up to $1.75 million of warrants in the public marketplace at prices not to exceed
$0.70 per warrant. Regulation M regulates the purchases of securities during an applicable restricted period (in this case, the Company's initial public offering of units). Because the directors are not obligated to purchase warrants until after separate trading of the warrants commences (which cannot occur until after the Company files a Current Report on Form 8-K on the closing date reflecting receipt of the gross proceeds of the offering), it is not possible for the Company's directors to begin acquiring warrants until after the offering is completed and the units are split. Consequently, Regulation M is inapplicable to such purchases.

         Moreover, while the underwriters and the Company have agreed to a
45-day over-allotment option of 15% (as permitted by Rule 2710(c)(6) of the NASD
Rules), this allotment is available only to cover the net syndicate short position resulting from the initial distribution, which fact is disclosed in the prospectus on the cover and on pages 51 and 52 under "Underwriting -
Over-Allotment Option." Regulation M, Rule 101(b)(2), in the definition
"Completion of Participation in a Distribution" states that, in a firm commitment offering, an underwriter's distribution will not be extended by the exercise of an over-allotment option so long as it is exercised only to cover the net syndicate

Mr. John Reynolds
September 21, 2005

short position. Since the over-allotment option in this offering may not be exercised except to cover a syndicate short created at the time of the initial distribution, the mere right to exercise the option for 45 days does not result in a continuing distribution.

         For the foregoing reasons, we respectfully do not believe any revision to the disclosure in the prospectus is necessary.

PROPOSED BUSINESS, PAGE 25
--------------------------

SOURCES OF TARGET BUSINESS, PAGE 29
-----------------------------------

4.       WE NOTE THE FOLLOWING DISCLOSURE: ". . . WE BELIEVE BASED ON OUR
         MANAGEMENT'S BUSINESS KNOWLEDGE AND PAST EXPERIENCE THAT THERE ARE
         NUMEROUS ACQUISITION CANDIDATES IN THE HEALTHCARE INDUSTRY THAT WE
         INTEND TO TARGET." PLEASE IDENTIFY THE ACQUISITION CANDIDATES THAT YOU
         "INTEND" TO TARGET AND EXPAND THE DISCLOSURE RELATING TO "MANAGEMENT'S
         BUSINESS KNOWLEDGE" AND "PAST EXPERIENCE." ALSO, ELABORATE ON THE
         DISCLOSURE INDICATING THAT MANAGEMENT POSSESSES "REGULAR ACCESS TO
         SUBSTANTIAL DEAL FLOW" AS A RESULT OF "THEIR CURRENT BUSINESS
         ACTIVITIES." SUCH DISCLOSURE IS TOO GENERAL AND DOES NOT SUFFICIENTLY
         CAPTURE THE IMPACT THAT THESE INDIVIDUALS' EXPERIENCE HAS HAD OR WILL
         HAVE ON THE ABILITY TO CARRY OUT THE BUSINESS OBJECTIVE OF THIS
         ENTITY. WITH RESPECT TO YOUR DISCLOSURE REGARDING MANAGEMENT'S ACCESS
         TO "SUBSTANTIAL DEAL FLOW," THERE APPEARS TO BE SOME BASIS FOR THE
         BELIEF THAT THIS ACCESS MIGHT PROVIDE MANAGEMENT WITH INFORMATION THAT
         COULD PLACE THEM IN A POSITION TO CAPITALIZE ON KNOWLEDGE OBTAINED AS
         A RESULT OF THE VARIOUS AFFILIATIONS. WE MAY HAVE FURTHER COMMENT
         AFTER REVIEWING YOUR REVISED DISCLOSURE OR SUPPLEMENTAL MATERIAL.

         Based on this comment, we appreciate that the first above-referenced disclosure is inartful, if not misleading. Our intention was to indicate that, based on the experience of the Company's management, as described above in our response to the Staff's first comment, there will be ample acquisition candidates within various segments of the healthcare industry that the Company will be able to target for a potential acquisition. It was not our intention to indicate that the Company has already identified specific companies that it may seek to target. To reiterate, the Company's management does not have any specific businesses under consideration or that they intend to target for a potential transaction, nor has management taken any steps, whatsoever, to contemplate any proposal for an acquisition candidate for the Company. We have revised the disclosure in the section titled "Proposed Business - Effecting a business combination - Sources of target businesses" to reflect the foregoing.

         As indicated above in response to comment 1, as a result of management's involvement in the healthcare, asset management and merchant banking businesses, members of management have been, and are likely in the future to continue to be, presented with proposals and offers of all varieties with respect to prospective investments and transactions. Notwithstanding the foregoing, they have not been presented with any proposals with respect to prospective transactions for the Company, nor have they undertaken any steps to identify or locate any

Mr. John Reynolds
September 21, 2005

suitable prospective transactions for the Company. Moreover, they will not entertain any proposals with respect to a prospective transaction for the
Company, nor will they perform any due diligence, research, evaluation or other similar activities with respect to a potential business combination for the
Company until after it consummates its initial public offering. We have expanded the disclosure in the section titled "Proposed Business - Effecting a business combination - Sources of target businesses" and "Management" to clarify this fact.

MANAGEMENT
----------

5.       INDICATE THAT PARAMOUNT BIOCAPITAL IS A SECURITIES & EXCHANGE
         COMMISSION REGISTERED BROKER-DEALER.

         We have revised the disclosure to indicate that Paramount BioCapital is a Securities & Exchange Commission registered broker-dealer.

UNDERWRITING
------------

6.       PLEASE DISCUSS THE APPLICABILITY OF REGULATION M TO THE CONTINGENT
         NATURE OF THE UNDERWRITER'S COMPENSATION ARRANGEMENTS. PLEASE ALSO
         DISCUSS THE APPLICABILITY OF REGULATION M TO THE UNDERWRITER'S
         AGREEMENT TO ACT AS A FINDER OF BUSINESS ACQUISITIONS FOR THE ISSUER.
         ALSO ADDRESS IN YOUR DISCUSSION WHEN ANY APPLICABLE RESTRICTED PERIOD
         WOULD END.

         There is no contingent nature to the underwriter's compensation arrangements in this offering. All items of compensation owed to the underwriters in the offering are direct, non-conditional obligations.
Additionally, as set forth in the section entitled "Underwriting - Other Terms,"
the Company has no agreements with any of the underwriters for them to provide any services to the Company after the offering and has no present intention of entering into such arrangements. Accordingly, Regulation M is inapplicable. As
Regulation M is inapplicable, there is no restricted period to be discussed.
Therefore, we respectfully believe that no revision to the disclosure in the prospectus is necessary.

ITEM 16.  EXHIBITS
------------------

7.       THE "FORM" OF LETTER AGREEMENT WITH STOCKHOLDERS WAIVING CONVERSION
         RIGHTS, FILED AS EXHIBIT 10.14, WAS NOT EXECUTED. PLEASE REFILE.

         We have re-filed an executed copy of Exhibit 10.14 with Amendment No. 2.

Mr. John Reynolds
September 21, 2005

         If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

                                                   Very truly yours,

                                                   /s/ Jeffrey M. Gallant

                                                   Jeffrey M. Gallant

cc:      Lindsay A. Rosenwald, M.D.
         J. Jay Lobell
         David M. Nussbaum
         Steven Levine
         Robert Cohen, Esq.